FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2022

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 10 February, 2022

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 10 February 2022
Final Results

Exhibit 99

2021 FULL YEAR RESULTS

Performance highlights (unaudited)

Underlying performance			GAAP measures
		vs 2020			vs 2020
Full Year
Underlying sales growth (USG)		4.5%	Turnover	€52.4bn	3.4%
Underlying operating profit	€9.6bn	2.9%	Operating profit	€8.7bn	4.8%
Underlying operating margin	18.4%	(10) bps	Operating margin	16.6%	20 bps
Underlying earnings per share	2.62	5.5%	Diluted earnings per share	2.32	9.2%
Free cash flow	€6.4bn	€(1.3)bn	Net profit	€6.6bn	9.0%
Fourth Quarter
USG		4.9%	Turnover	€13.1bn	8.4%
Quarterly dividend payable in March 2022				€0.4268 per share(a)
(a) See note 11 for more information on dividends.

Full year highlights

●
Fastest underlying sales growth in nine years – 4.5%, with 2.9% price and 1.6% volume

●
Turnover increased 3.4%, with a positive impact from acquisitions and a negative impact from currency

●
Underlying operating profit increased 2.9% and underlying operating margin decreased by 10bps

●
Underlying earnings per share increased 5.5% and diluted earnings per share 9.2%

●
Announced the sale of Tea business for €4.5 billion, with completion expected in H2 2022

●
Completed €3 billion of share buybacks in 2021; announcing further €3 billion programme for 2022-2023

●
Dividend per share growth of 3% for 2021

●
Announced a simpler, more category-focused organisational model

Alan Jope: Chief Executive Officer statement

“The acceleration of Unilever’s operating performance continues. We delivered our fastest underlying sales growth for nine years – 4.5% for the full year, with 1.6% from volume.

Our thirteen billion-Euro brands grew 6.4%. Priority markets of China, India, and the US grew at 14.3%, 13.4%, and 3.7% respectively. Our growth in e-commerce was 44%, ahead of global channel growth and bringing e-commerce to 13% of turnover. We have continued to re-shape our portfolio into high growth spaces, acquiring in Prestige Beauty and Functional Nutrition, and agreeing the sale of our Tea business.

The major challenge of 2021 has been the dramatic rise of input costs. We responded with pricing actions, delivering underlying price growth of 2.9% for the year, accelerating to 4.9% in the fourth quarter, with full year underlying operating margin down 10bps and underlying earnings per share up 5.5%.

We are focused on driving faster growth from our strong portfolio of brands and markets, and recently announced a major change to create a simpler, more category-focused organisation designed to further improve performance. In 2022, we will manage a significant input cost inflation cycle and will continue to invest competitively in marketing, R&D and capital expenditure.

We have engaged extensively with our shareholders in recent weeks and received a strong message that the evolution of our portfolio needs to be measured. We therefore do not intend to pursue major acquisitions in the foreseeable future and will conduct a share buyback programme of up to €3 billion over the next two years.”

10 February 2022
Outlook for 2022
Outlook for 2022

We expect underlying sales growth in 2022 to be in the range of 4.5% to 6.5%. Pricing will continue to be strong, with some impact on volume as a result.

We currently expect very high input cost inflation in the first half of over €2 billion. This may moderate in the second half to around €1.5 billion, although there is currently a wide range for this that reflects market uncertainty on the outlook for commodity, freight and packaging costs.

The new organisation is expected to generate around €600 million of cost savings over two years. We plan to maintain competitive levels of investment in marketing, R&D and capital expenditure through a period of inflation-led gross margin pressure until input costs normalise and the full extent of pricing is reflected.

2022 underlying operating margin is expected to be down by between 140bps and 240bps, so maintained between 16% and 17%, with the first half impacted more than the second half. We expect margin to be restored after 2022, with the bulk coming back in 2023 and the rest in 2024.

Unilever’s strong cash flow delivery will continue, and the Board has approved a share buyback programme of up to €3 billion to be conducted over the next two years, which we expect to commence in the first quarter.

Organisational change

In January 2022, we announced major changes to Unilever’s organisation to make it simpler and more category-focused. Unilever will be organised around five category-focused Business Groups, each responsible and accountable for their strategy, growth and profit delivery; running their businesses in all geographies.

We expect our new organisation to be fully operational from the middle of the year. The new structure will be achieved within existing restructuring investment plans of €2 billion across 2021 and 2022. Restructuring investment for 2022 is therefore expected to be around €1.4 billion, returning to pre-2017 levels of around 1% of turnover thereafter. The new organisation is expected to generate around €600 million of cost savings over two years.

FULL YEAR OPERATIONAL REVIEW: DIVISIONS

	Fourth Quarter 2021				Full Year 2021
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	13.1	4.9	-	4.9	52.4	4.5	1.6	2.9	(10)
Beauty & Personal Care	5.8	6.2	0.9	5.3	21.9	3.8	0.8	3.0	-
Home Care	2.7	5.0	(3.1)	8.4	10.6	3.9	0.7	3.1	(110)
Foods & Refreshment	4.6	3.2	0.6	2.5	19.9	5.6	2.9	2.7	40

Our markets: Very high input cost inflation has been widespread across our markets and is expected to continue. Covid-19 is having an ongoing impact on the operating environment, including in the final quarter of the year as new restrictions were implemented in some geographies.

In North America and Europe markets declined in 2021 as we lapped high demand in the prior year for in-home food and hygiene products. Covid-19 impacted India in the early part of the year. In China the market recovered well in 2021 but economic growth has started to slow. Markets in Latin America are recovering, with growth driven by higher prices, although macroeconomic volatility remains high. In South East Asia markets are improving following tough restrictions on daily life through 2021. In Turkey, economic conditions deteriorated throughout the fourth quarter.

Unilever overall performance: Stepping up competitive growth is our priority. In 2021, our five strategic priorities and focus on operational excellence delivered full year underlying sales growth of 4.5% with volume of 1.6% and price of 2.9%. In the fourth quarter price stepped up to 4.9% with volume flat, as our brands provided strong pricing power in an environment of rising commodity and other input costs. Foods and Refreshment grew fastest in 2021 with 5.6% underlying sales growth with food solutions and out-of-home ice cream partially recovering from channel restrictions in 2020.

In the US growth has returned to competitive levels, with strong contributions from Prestige Beauty, functional nutrition and food solutions. India grew double-digit with balanced volume and price and strong actions on savings and mix. China grew double-digit, led by volume, with growth broad-based across categories and channels, especially e-commerce.

Latin America grew high single-digit led by price with flat volume in a high inflation market. South East Asia declined following tough Covid-19 related restrictions throughout the year and weak competitive performance in Indonesia. Europe grew slightly from both price and volume.

Prestige Beauty delivered strong double-digit growth across all brands as channels reopened, with e-commerce a big contributor. Functional nutrition grew double-digit across the portfolio of brands.

E-commerce growth was 44% and now represents 13% of Unilever’s turnover.

Turnover increased 3.4%. Underlying sales growth was 4.5%, there was a net positive impact of 1.3% from acquisitions and disposals and a negative impact of 2.4% from currency-related items.

Underlying operating profit was €9.6 billion, an increase of 2.9% including a negative impact from currency of 4.3%. Underlying operating margin decreased by 10bps. Gross margin decreased by 120bps reflecting very high inflation in raw material, packaging and distribution costs, partially offset by savings and pricing actions. Brand and marketing investment fell slightly but remained at competitive levels, and overheads benefitted from turnover leverage, making a positive impact of 90bps and 20bps respectively on underlying operating margin.

Free cash flow was €6.4 billion compared to €7.7 billion in 2020 as we increased capital expenditure and lapped the strong working capital improvement of 2020 which was maintained in 2021.

We have agreed to sell our global tea business, ekaterra (“Tea”), to CVC Capital Partners Fund VIII for €4.5 billion on a cash-free, debt-free basis. In full year 2020, ekaterra generated turnover of around €2 billion. The sale excludes Unilever’s tea business in India, Nepal and Indonesia as well as Unilever’s interests in the Pepsi Lipton ready-to-drink tea joint ventures and associated distribution businesses.

After reviewing options for Elida Beauty, we concluded that this business will create the most value managed as an independent unit within Unilever, with dedicated focus under our new operating model.

Beauty & Personal Care
Beauty & Personal Care underlying sales grew 3.8%, with 3.0% from price and 0.8% from volume. All categories delivered good growth apart from skin cleansing which declined following elevated demand in the prior year. Skin care grew high single-digit with channels reopening in 2021. Vaseline performed strongly throughout the year, supported by several premium innovations across brightening, therapeutics and hydration. Deodorants grew as the market continued to recover, with good growth and restored competitiveness in North America. Dove refillable deodorant launched in the US and has been well-received by consumers. Hair care grew mid-single-digit with Sunsilk, Dove and Clear contributing and styling in North America being restored to competitive growth. Oral care grew with good performance in South Asia and Africa. Prestige Beauty grew double-digit with all brands benefitting from e-commerce and a recovery in beauty channels compared to the prior year. New innovations in Prestige Beauty include Dermalogica’s biolumin-c and sound sleep cocoon and Ren’s zero waste packaging.

Underlying operating margin in Beauty and Personal Care was flat, with high material inflation in palm oil having a particularly high impact on gross margin, despite stepped up pricing. Brand and marketing investment was lower overall due to reductions in Europe and South East Asia where Covid-19 restrictions impacted market growth. We invested more in the US and China, and benefitted from efficiencies in advertising production costs.

Home Care
Home Care underlying sales grew 3.9%, with 3.1% from price and 0.7% from volume. In fabric care, mid-single-digit growth in fabric cleaning and low single-digit growth in fabric enhancers was led by South Asia and Latin America. We continue to see good innovation performance from dilutable laundry liquids across Latin America, under the OMO brand. Capsule and liquid formats continued to grow well, and in China OMO became the leading capsules brand in traditional retail and second largest in e-commerce. Underlying sales in home and hygiene declined mid-single-digit as we lapped strong demand for hygiene products in 2020, and overall home and hygiene continues to trade ahead of pre-pandemic levels.

Underlying operating margin in Home Care declined by 110bps. Gross margin declined as very high input cost inflation could not yet be fully recovered through stepped up pricing. Brand and marketing investment was lower, reflecting elevated spend in 2020 behind hygiene products at the peak of the pandemic.

Foods & Refreshment
Foods and Refreshment underlying sales grew 5.6%, with volume growth of 2.9% and price of 2.7%. Ice cream grew mid-single-digit, balanced across volume and price. Growth was driven by out-of-home food, with in-home ice cream flat as we lapped double-digit prior year growth. Our Magnum and Ben & Jerry’s brands each grew high single-digit. Food solutions has begun to recover from channel closure in 2020, delivering double-digit growth. In-home food saw low single-digit price led growth, following elevated demand and double-digit growth in 2020. Our largest food brand Knorr grew high single-digit across in-home and out-of-home channels through innovations such as zero-salt stock cubes and Rinde Mas in Latin America, a plant-based product that extends the yield of meat dishes while adding flavour. Dressings brand Hellmann’s grew double digit for the second year in succession. Our retained tea business grew double-digit.

Foods and Refreshment underlying operating margin improved by 40bps. Gross margin declined as high input cost inflation could not yet be fully recovered through increased pricing. Brand and marketing investment increased, driven by India and China, but benefitted underlying operating margin as a result of faster turnover growth.

FULL YEAR OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Fourth Quarter 2021				Full Year 2021
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	13.1	4.9	-	4.9	52.4	4.5	1.6	2.9	(10)
Asia/AMET/RUB	6.1	5.7	1.3	4.3	24.3	5.8	3.0	2.7	50
The Americas	4.4	7.2	(1.2)	8.5	16.8	5.5	0.4	5.1	(80)
Europe	2.6	(0.8)	(1.5)	0.7	11.3	0.4	0.3	0.2	(40)

	Fourth Quarter 2021				Full Year 2021
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.7	6.7	0.1	6.6	30.4	6.7	2.6	4.1
Developed markets	5.4	2.2	(0.3)	2.6	22.0	1.5	0.2	1.3
North America	2.8	6.5	1.1	5.3	10.6	3.4	0.5	2.9
Latin America	1.6	8.5	(4.8)	13.9	6.2	9.0	0.1	8.9

Asia/AMET/RUB
Underlying sales grew 5.8% with 3.0% from volume and 2.7% from price. India grew double-digit with a balanced split between price and volume. Pricing and savings actions continue to be important in India as commodity prices remain elevated. China delivered double-digit volume led growth, with food solutions growing back to above 2019 levels whilst Home Care and Beauty and Personal Care also grew well. South East Asia declined low single-digit as the region was impacted by Covid-19 related restrictions throughout the year, and our Indonesian business performance was poor in a highly competitive market.

In Turkey, we delivered double-digit growth with high single-digit volume. In South Africa we grew mid-single-digit in volatile market conditions, weighted towards volume.

Underlying operating margin increased by 50bps. Gross margin declined and was offset by efficiencies in overheads and brand and marketing investment.

The Americas
Underlying sales growth in North America was 3.4%, with 2.9% from price and 0.5% from volume as we restored competitiveness through the year. Prestige Beauty, functional nutrition and food solutions all grew strongly while in-home food and hygiene declined as we lapped the high demand of 2020. On a two-year compound annual growth basis, North America underlying sales growth is 5.5%.

Latin America grew 9.0% with positive pricing of 8.9% and flat volume. Throughout the year we took several price increases to counter high inflation and currency devaluation. Innovations designed for consumers feeling the negative impacts of inflation have been successful. In Brazil double-digit growth was price led with a low single digit volume decline whilst in Argentina volume remained positive.

Underlying operating margin decreased by 80bps. Gross margin decline was partially offset by lower overall brand and marketing investment. We increased spend in North America behind high growth areas and reduced in Latin America.

Europe
Underlying sales grew 0.4% with 0.3% from volume and 0.2% from price. Foods and Refreshment volumes grew low single-digit, as out-of-home ice cream recovered alongside in-home ice cream growth. Home Care volumes declined, as we lapped high demand for hygiene products in 2020. Beauty & Personal Care in Europe declined slightly in a declining market. Pricing actions are underway across Europe with the different national retail landscapes being managed very actively.

Recovery in out-of-home ice cream supported mid-single-digit growth in Italy. Germany and the UK declined as we lapped high 2020 growth for in-home foods and hygiene.

Underlying operating margin declined 40bps, driven by gross margin, while brand and marketing investment reduced.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FULL YEAR

Finance costs and tax
Net finance costs decreased €151 million to €354 million in 2021. The decrease was driven by a lower cost of debt and a reduction in interest on tax settlements. This was partially offset by lower interest income driven by interest on tax credits in Brazil in the prior year. The interest rate on average net debt fell to 1.5% from 2.2% in the prior year.

The underlying effective tax rate was 22.6% compared with 23.0% in 2020. We saw benefits in tax settlements and other one offs, as well as the restatement of deferred tax balances for changes in tax rates. The additional impact of non-underlying tax meant that the effective tax rate was 23.1% compared with 24.6% in 2020.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates was €191 million, an increase of €16 million compared to 2020. Other income from non-current investments was €91 million and relates to investments made by Unilever Ventures.

Earnings per share
Underlying earnings per share increased by 5.5% to €2.62, including a negative impact of 2.3% from currency. Constant underlying earnings per share increased by 7.8%. The increase was mainly driven by operating performance, lower finance costs and income from non-current investments. There was also a reduction in the average number of shares as a result of our share buyback programme, contributing 0.9%. These were partially offset by an increase in profit attributable to minority interests. Diluted earnings per share were up 9.2% at €2.32.

Free cash flow
Free cash flow was €6.4 billion in 2021, down from the €7.7 billion delivered in 2020 as capital expenditure and cash tax paid increased. We maintained enhanced working capital discipline in 2021, although the significant favourable working capital movements generated as we increased our focus on receivables in 2020 were not repeated.

Net debt
Closing net debt was €25.5 billion compared to €20.9 billion as at 31 December 2020 driven by lower free cash flow, the €3 billion share buyback executed during the year and acquisitions including Paula’s Choice. Net debt to underlying EBITDA was 2.2x as at 31 December 2021 versus 1.8x in the prior year.

Pensions
Pension assets net of liabilities were in surplus of €3.0 billion at 31 December 2021 versus a surplus of €0.3 billion at the end of 2020. The increase was driven by positive investment returns on pension assets. Pension liabilities remained unchanged overall, with a decrease from higher interest rates offsetting an increase due to higher inflation.

Return on invested capital
Return on invested capital was 17.2%, compared to 18.0% in the prior year. This is due to recent acquisitions (Horlicks and Paula’s Choice), and a significant currency impact resulting in increased goodwill and intangibles.

Finance and liquidity
In 2021, we issued the following bonds:

●
12th August 2021: $500 million 3NC1 fixed rate notes at 0.626% due August 2024, $850 million fixed rates notes at 1.750% due August 2031, and $650 million fixed rate notes at 2.625% due August 2051.

In February 2021, $1,000 million 4.250% fixed rate notes matured and were repaid. In March 2021, $400 million 2.750% fixed rate notes matured and were repaid. In July 2021, €500 million 0.000% fixed rates notes matured and were repaid.

As at 31 December 2021 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $7,965 million with a 364-day term out. Additional bilateral undrawn revolving 364-day credit facilities of €1,500 million were signed in December 2021.

Share buyback programme

On 3 December 2021, we announced the completion of our €3 billion share buyback programme, initiated earlier in the year. The total consideration for the repurchase of shares is recorded within other reserves and all of the 62,976,145 shares purchased in the buyback programme are held in Treasury.

COMPETITION INVESTIGATIONS

As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities, including those of France, Portugal and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

NON-GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.
	Annual Average rate in 2021	Annual Average rate in 2020
Brazilian Real (€1 = BRL)	6.366	5.781
Chinese Yuan (€1 = CNY)	7.663	7.862
Indian Rupee (€1 = INR)	87.599	84.100
Indonesia Rupiah (€1 = IDR)	16983	16557
Philippine Peso (€1 = PHP)	58.401	56.447
UK Pound Sterling (€1 = GBP)	0.861	0.888
US Dollar (€1 = US $)	1.187	1.135

Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.
●
Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.
●
Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
●
Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.

Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	Full Year
(unaudited)	2021	2020
Operating profit	8,702	8,303
Non-underlying items within operating profit (see note 2)	934	1,064
Underlying operating profit	9,636	9,367
Turnover	52,444	50,724
Operating margin (%)	16.6%	16.4%
Underlying operating margin (%)	18.4%	18.5%

Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)
Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We use UEBITDA in assessing our leverage level, which is expressed as net debt / UEBITDA. The reconciliation of operating profit to UEBITDA is as follows:

€ million	Full Year
(unaudited)	2021	2020
Operating profit	8,702	8,303
Depreciation and amortisation	1,746	2,018
Non-underlying items within operating profit	934	1,064
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	11,382	11,385

Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	Full Year
(unaudited)	2021	2020
Taxation	1,935	1,923
Tax impact of:
Non-underlying items within operating profit(a)	219	272
Non-underlying items not in operating profit but within net profit(a)	(41)	(146)
Taxation before tax impact of non-underlying items	2,113	2,049
Profit before taxation	8,556	7,996
Non-underlying items within operating profit before tax(a)	934	1,064
Non-underlying items not in operating profit but within net profit before tax	64	36
Share of net (profit)/loss of joint ventures and associates	(191)	(175)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	9,363	8,921
Underlying effective tax rate	22.6%	23.0%
(a)
See note 2.

Underlying earnings per share
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders equity.

Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	Full Year
(unaudited)	2021	2020
Underlying profit attributable to shareholders’ equity (see note 6)	6,839	6,532
Impact of translation from current to constant exchange rates and translational hedges	210	19
Impact of price growth in excess of 26% per year in hyperinflationary economies	(42)	-
Constant underlying earnings attributable to shareholders’ equity	7,007	6551
Diluted average number of share units (millions of units)	2,609.6	2,629.8
Constant underlying EPS (€)	2.68	2.49

Net debt
Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.

The reconciliation of total financial liabilities to net debt is as follows:
€ million	As at 31 December 2021	As at 31 December 2020
(unaudited)
Total financial liabilities	(30,133)	(27,305)
Current financial liabilities	(7,252)	(4,461)
Non-current financial liabilities	(22,881)	(22,844)
Cash and cash equivalents as per balance sheet	3,415	5,548
Cash and cash equivalents as per cash flow statement	3,387	5,475
Add: bank overdrafts deducted therein	106	73
Less: cash and cash equivalents held for sale(a)	(78)	-
Other current financial assets	1,156	808
Non-current financial asset derivatives that relate to financial liabilities	52	21
Net debt	(25,510)	(20,928)
(a)
Cash and cash equivalents held for sale of €78m are net of bank overdraft of €12m.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	Full Year
(unaudited)	2021	2020
Cash flow from operating activities	10,305	10,933
Income tax paid	(2,333)	(1,875)
Net capital expenditure	(1,239)	(932)
Net interest paid	(340)	(455)
Free cash flow	6,393	7,671
Net cash flow (used in)/from investing activities	(3,246)	(1,481)
Net cash flow (used in)/from financing activities	(7,099)	(5,804)
NON-G

Return on invested capital (ROIC)
Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guard rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with lower returns and longer payback. ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

€ million	Full Year
(unaudited)	2021	2020
Operating profit	8,702	8,303
Non-underlying items within operating profit (see note 2)	934	1,064
Underlying operating profit before tax	9,636	9,367
Tax on underlying operating profit(a)	(2,175)	(2,154)
Underlying operating profit after tax	7,461	7,213
Goodwill	20,330	18,942
Intangible assets	18,261	15,999
Property, plant and equipment	10,347	10,558
Net assets held for sale	1,581	27
Inventories	4,683	4,462
Trade and other current receivables	5,422	4,939
Trade payables and other current liabilities	(14,861)	(14,132)
Period-end invested capital	45,763	40,795
Average invested capital for the period	43,279	40,029
Return on invested capital	17.2%	18.0%
(a)
Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by the underlying effective tax rate of 22.6% (2020: 23.0%) which is shown on page 9.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK	«44 78 2527 3767	lucila.zambrano@unilever.com	«44 20 7822 6830	investor.relations@unilever.com
or	«44 77 7999 9683	JSibun@tulchangroup.com
NL	«31 10 217 4844	els-de.bruin@unilever.com
or	«31 62 375 8385	marlous-den.bieman@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

INCOME STATEMENT
(unaudited)

€ million	Full Year
	2021	2020	Increase/ (Decrease)
			Current rates	Constant rates

Turnover	52,444	50,724	3.4%	6.2%

Operating profit	8,702	8,303	4.8%	9.6%

Which includes non-underlying items credits/(charges) of	(934)	(1,064)

Net finance costs	(354)	(505)
Pensions and similar obligations	(10)	(9)
Finance income	147	232
Finance costs	(491)	(728)

Which includes non-underlying income/(costs) of	10	(56)

Non-underlying item net monetary gain/(loss) arising from
hyperinflationary economies	(74)	20

Share of net profit/(loss) of joint ventures and associates	191	175
Other income/(loss) from non-current investments and associates	91	3

Profit before taxation	8,556	7,996	7.0%	12.9%

Taxation	(1,935)	(1,923)
Which includes tax impact of non-underlying items of	178	126

Net profit	6,621	6,073	9.0%	16.0%

Attributable to:
Non-controlling interests	572	492
Shareholders’ equity	6,049	5,581	8.4%	15.4%

Combined earnings per share
Basic earnings per share (euros)	2.33	2.13	9.2%	16.3%
Diluted earnings per share (euros)	2.32	2.12	9.2%	16.3%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Full Year
	2021	2020

Net profit	6,621	6,073

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	166	78
Remeasurement of defined benefit pension plans	1,734	215
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	279	60
Currency retranslation gains/(losses)	1,177	(2,590)

Total comprehensive income	9,977	3,836

Attributable to:
Non-controlling interests	749	286
Shareholders’ equity	9,228	3,550

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
31 December 2019	420	134	-	(5,574)	18,212	13,192	694	13,886
Profit or loss for the period	-	-	-	-	5,581	5,581	492	6,073
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	-	68	-	68	10	78
Cash flow hedges	-	-	-	62	-	62	(2)	60
Remeasurements of defined benefit pension plans	-	-	-	-	217	217	(2)	215
Currency retranslation gains/(losses)	-	-	-	(2,356)	(22)	(2,378)	(212)	(2,590)
Total comprehensive income	-	-	-	(2,226)	5,776	3,550	286	3,836
Dividends on ordinary capital	-	-	-	-	(4,300)	(4,300)	-	(4,300)
Issue of PLC ordinary shares as part of Unification(a)	51	-	-	-	(51)	-	-	-
Cancellation of NV ordinary shares as part of Unification(a)	(233)	(20)	-	-	253	-	-	-
Other effects of Unification(b)	(146)	73,364	(73,364)	132	14	-	-	-
Movements in treasury shares(c)	-	-	-	220	(158)	62	-	62
Share-based payment credit(d)	-	-	-	-	108	108	-	108
Dividends paid to non-controlling interests	-	-	-	-	-	-	(559)	(559)
Currency retranslation gains/(losses) net of tax	-	(6)	-	-	-	(6)	-	(6)
Hedging gain/(loss) transferred to non-financial assets	-	-	-	10	-	10	2	12
Net gain arising from Horlicks acquisition(e)	-	-	-	-	2,930	2,930	1,918	4,848
Other movements in equity(f)	-	-	-	(44)	(236)	(280)	48	(232)
31 December 2020	92	73,472	(73,364)	(7,482)	22,548	15,266	2,389	17,655
Profit or loss for the period	-	-	-	-	6,049	6,049	572	6,621
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	-	147	-	147	19	166
Cash flow hedges	-	-	-	276	-	276	3	279
Remeasurements of defined benefit pension plans	-	-	-	-	1,728	1,728	6	1,734
Currency retranslation gains/(losses)	-	-	-	1,025	3	1,028	149	1,177
Total comprehensive income	-	-	-	1,448	7,780	9,228	749	9,977
Dividends on ordinary capital	-	-	-	-	(4,458)	(4,458)	-	(4,458)
Share capital reduction(g)	-	(20,626)	-	-	20,626	-	-	-
Repurchase of shares(h)	-	-	-	(3,018)	-	(3,018)	-	(3,018)
Movements in treasury shares(c)	-	-	-	95	(143)	(48)	-	(48)
Share-based payment credit(d)	-	-	-	-	161	161	-	161
Dividends paid to non-controlling interests	-	-	-	-	-	-	(503)	(503)
Hedging gain/(loss) transferred to non-financial assets	-	-	-	(171)	-	(171)	(3)	(174)
Other movements in equity(f)	-	(2)	-	(82)	231	147	7	154
31 December 2021	92	52,844	(73,364)	(9,210)	46,745	17,107	2,639	19,746
a)
As part of Unification, NV shareholders were issued new PLC shares, all issued NV shares were cancelled. The impact is recognised in retained profit.

b)
Includes the reduction of PLC's share capital following the cessation of the Equalisation Agreement. Prior to Unification, a conversion rate of £1= €5.143 was used in accordance with the Equalisation Agreement to translate PLC’s share capital. Following Unification, PLC's share capital has been translated using the exchange rate at the date of Unification. To reflect the legal share capital of the PLC company, an increase to share premium of €73,364 million and a debit to the unification reserve for the same amount have been recorded as there is no change in the net assets of the group. This debit is not a loss as a matter of law.

c)
Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options in 2020.

d)
The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

e)
Consideration for the Horlicks Acquisition included the issuance of shares in a group subsidiary, Hindustan Unilever Limited, which resulted in a net gain being recognised within equity.

f)
2021 includes a hyperinflation adjustment of €280 million and €82 million related to the Welly acquisition. 2020 includes €163 million paid for purchase of the non-controlling interest in Unilever Malaysia.

g)
Share premium has been adjusted to reflect the legal share capital of the PLC company, which reduced by £18,400 million following court approval on 15 June 2021.

h)
Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback program announced on 29 April 2021.

BALANCE SHEET
(unaudited)

€ million	As at 31 December 2021	As at 31 December 2020

Non-current assets
Goodwill	20,330	18,942
Intangible assets	18,261	15,999
Property, plant and equipment	10,347	10,558
Pension asset for funded schemes in surplus	5,119	2,722
Deferred tax assets	1,465	1,474
Financial assets	1,198	876
Other non-current assets	974	931
	57,694	51,502
Current assets
Inventories	4,683	4,462
Trade and other current receivables	5,422	4,939
Current tax assets	324	372
Cash and cash equivalents	3,415	5,548
Other financial assets	1,156	808
Assets held for sale	2,401	28
	17,401	16,157

Total assets	75,095	67,659

Current liabilities
Financial liabilities	7,252	4,461
Trade payables and other current liabilities	14,861	14,132
Current tax liabilities	1,365	1,451
Provisions	480	547
Liabilities held for sale	820	1
	24,778	20,592
Non-current liabilities
Financial liabilities	22,881	22,844
Non-current tax liabilities	148	149
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	831	1,109
Unfunded schemes	1,295	1,326
Provisions	611	583
Deferred tax liabilities	4,530	3,166
Other non-current liabilities	275	235
	30,571	29,412

Total liabilities	55,349	50,004
Equity
Shareholders’ equity	17,107	15,266
Non-controlling interests	2,639	2,389
Total equity	19,746	17,655

Total liabilities and equity	75,095	67,659

CASH FLOW STATEMENT
(unaudited)

€ million	Full Year
	2021	2020

Net profit	6,621	6,073
Taxation	1,935	1,923
Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates	(282)	(178)
Net monetary (gain)/loss arising from hyperinflationary economies	74	(20)
Net finance costs	354	505
Operating profit	8,702	8,303
Depreciation, amortisation and impairment	1,763	2,018
Changes in working capital	(47)	680
Pensions and similar obligations less payments	(183)	(182)
Provisions less payments	(61)	(53)
Elimination of (profits)/losses on disposals	23	60
Non-cash charge for share-based compensation	161	108
Other adjustments	(53)	(1)
Cash flow from operating activities	10,305	10,933
Income tax paid	(2,333)	(1,875)
Net cash flow from operating activities	7,972	9,058
Interest received	148	169
Net capital expenditure	(1,239)	(932)
Acquisitions and disposals	(2,088)	(1,387)
Other investing activities	(67)	669

Net cash flow (used in)/from investing activities	(3,246)	(1,481)
Dividends paid on ordinary share capital	(4,483)	(4,279)
Interest paid	(488)	(624)
Change in financial liabilities	1,390	(181)
Repurchase of shares	(3,018)	-
Other financing activities	(500)	(720)
Net cash flow (used in)/from financing activities	(7,099)	(5,084)

Net increase/(decrease) in cash and cash equivalents	(2,373)	1,773

Cash and cash equivalents at the beginning of the period	5,475	4,116

Effect of foreign exchange rate changes	285	(414)

Cash and cash equivalents at the end of the period	3,387	5,475

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES
Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2020. In conformity with the requirements of the Companies Act 2006, the condensed preliminary financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted for use in the UK.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 13, the statement of comprehensive income on page 13, the statement of changes in equity on page 14 and the cash flow statement on page 16 are translated at exchange rates current in each period. The balance sheet on page 15 is translated at period-end rates of exchange.

On 29 November 2020, the Unilever Group underwent a reorganisation so that there were no longer two parent companies, Unilever N.V. ('NV') and Unilever PLC ('PLC'), but one parent company PLC. This reorganisation is referred to as 'Unification' in the condensed financial statements. Prior to Unification, NV and PLC together with the group companies operated as a single economic entity. Following Unification, all group companies are now controlled solely by PLC. All companies controlled by NV before Unification are included in the group consolidation for the year ending 31 December 2020 and they were already group companies prior to Unification. The only impact to the consolidated balance sheet from Unification is within equity due to the cancellation of NV shares and issuance of PLC shares in 2020.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2020 have been delivered to the Registrar of Companies; the auditors’ reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.
ORMATION AND POLICIES 1   ACCOUNTING INFORMATION AND POLICIES (continued)
New accounting standards

Interest Rate Benchmark Reform (Phase 2) Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (effective 1 January 2022)
The Group has adopted the amendments that allow modifications to asset and liability values as a direct consequence of the interest rate benchmark reform, and which are made on an economically equivalent basis (i.e. where the basis for determining contractual cash flows is the same), can be accounted for by only updating the effective interest rate. The Group does not have significant financial instruments that refer to an interest rate benchmark so these amendments do not have a material impact on Unilever.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

Non-underlying items
These include non-underlying items within operating profit and non-underlying items not in operating profit but within net profit:
●
Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairment and other items within operating profit classified here due to their nature and frequency.
●
Non-underlying items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.
€ million	Full Year
	2021	2020
Acquisition and disposal-related credits/(costs) (a)	(332)	(69)
Gain/(loss) on disposal of group companies(b)	36	8
Restructuring costs(c)	(632)	(916)
Impairments(d)	(17)	-
Other(e)	11	(87)
Non-underlying items within operating profit before tax	(934)	(1,064)

Tax on non-underlying items within operating profit	219	272
Non-underlying items within operating profit after tax	(715)	(792)

Interest related to the UK tax audit of intangible income and centralised services	10	(56)
Net monetary gain/(loss) arising from hyperinflationary economies	(74)	20
Non-underlying items not in operating profit but within net profit before tax	(64)	(36)

Tax impact of non-underlying items not in operating profit but within net profit:
Taxes related to share buyback as part of Unification	-	(30)
Taxes related to the UK tax audit of intangible income and centralised services	(29)	(53)
Taxes related to the reorganisation of our European business	31	(58)
Hyperinflation adjustment for Argentina deferred tax	(43)	(5)
Non-underlying items not in operating profit but within net profit after tax	(105)	(182)

Non-underlying items after tax(f)	(820)	(974)

Attributable to:
Non-controlling interests	(30)	(23)
Shareholders’ equity	(790)	(951)
(a)
2021 includes a charge of €196m relating to the disposal of ekaterra and other acquisition and disposal activities.
(b)
2021 gain relates to several small disposals of brands in Foods and Refreshment. The 2020 gain relates to the disposal of a laundry bar business in Latin America.
(c)
Restructuring costs are comprised of various supply chain optimisation projects and organisational change programmes across markets.
(d)
Relates to the write down of leased land and building assets.
(e)
2020 includes a charge of €87 million for litigation matters in relation to investigations by national competition authorities including those in Turkey and France.
(f)
Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3 SEGMENT INFORMATION – DIVISIONS

Fourth Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2020	5,176	2,547	4,379	12,102
2021	5,769	2,729	4,623	13,121
Change (%)	11.5	7.1	5.6	8.4
Impact of:
Acquisitions (%)	2.4	0.1	-	1.1
Disposals (%)	-	-	(0.3)	(0.1)
Currency-related items (%), of which:	2.5	2.0	2.5	2.4
Exchange rates changes (%)	2.1	1.5	2.0	1.9
Extreme price growth in hyperinflationary markets* (%)	0.4	0.5	0.5	0.4
Underlying sales growth (%)	6.2	5.0	3.2	4.9
Price* (%)	5.3	8.4	2.5	4.9
Volume (%)	0.9	(3.1)	0.6	-

Full Year	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2020	21,124	10,460	19,140	50,724
2021	21,901	10,572	19,971	52,444
Change (%)	3.7	1.1	4.3	3.4
Impact of:
Acquisitions (%)	2.7	-	0.8	1.4
Disposals (%)	-	(0.1)	(0.2)	(0.1)
Currency-related items (%), of which:	(2.8)	(2.6)	(1.8)	(2.4)
Exchange rate changes (%)	(3.0)	(2.9)	(2.1)	(2.6)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.3	0.3	0.3
Underlying sales growth (%)	3.8	3.9	5.6	4.5
Price* (%)	3.0	3.1	2.7	2.9
Volume (%)	0.8	0.7	2.9	1.6

Operating profit (€ million)
2020	4,311	1,243	2,749	8,303
2021	4,471	1,294	2,937	8,702
Underlying operating profit (€ million)
2020	4,591	1,519	3,257	9,367
2021	4,742	1,417	3,477	9,636
Operating margin (%)
2020	20.4	11.9	14.4	16.4
2021	20.4	12.2	14.7	16.6
Underlying operating margin (%)
2020	21.7	14.5	17.0	18.5
2021	21.7	13.4	17.4	18.4
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

4 SEGMENT INFORMATION – GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2020	5,649	3,884	2,569	12,102
2021	6,131	4,382	2,608	13,121
Change (%)	8.5	12.8	1.5	8.4
Impact of:
Acquisitions (%)	0.2	2.4	0.9	1.1
Disposals (%)	-	-	(0.4)	(0.1)
Currency-related items (%), of which:	2.5	2.8	1.8	2.4
Exchange rates changes (%)	2.4	1.6	1.8	1.9
Extreme price growth in hyperinflationary markets* (%)	0.1	1.2	-	0.4
Underlying sales growth (%)	5.7	7.2	(0.8)	4.9
Price* (%)	4.3	8.5	0.7	4.9
Volume (%)	1.3	(1.2)	(1.5)	(0.0)

Full Year	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2020	23,440	16,080	11,204	50,724
2021	24,264	16,844	11,336	52,444
Change (%)	3.5	4.8	1.2	3.4
Impact of:
Acquisitions (%)	0.8	3.2	0.3	1.4
Disposals (%)	-	(0.1)	(0.3)	(0.1)
Currency- related items (%), of which:	(2.9)	(3.6)	0.7	(2.4)
Exchange rates changes (%)	(3.0)	(4.3)	0.7	(2.6)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.8	-	0.3
Underlying sales growth (%)	5.8	5.5	0.4	4.5
Price* (%)	2.7	5.1	0.2	2.9
Volume (%)	3.0	0.4	0.3	1.6

Operating profit (€ million)
2020	4,137	2,723	1,443	8,303
2021	4,536	2,696	1,470	8,702
Underlying operating profit (€ million)
2020	4,546	2,973	1,848	9,367
2021	4,833	2,980	1,823	9,636
Operating margin (%)
2020	17.6	16.9	12.9	16.4
2021	18.7	16.0	13.0	16.6
Underlying operating margin (%)
2020	19.4	18.5	16.5	18.5
2021	19.9	17.7	16.1	18.4
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

5 TAXATION

The effective tax rate for 2021 is 23.1% compared to 24.6% in 2020. The decrease is primarily driven by tax on one-off items in 2020 including the tax impact of certain non-underlying items.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2021			Full Year 2020
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	178	(12)	166	77	1	78
Cash flow hedges	291	(12)	279	87	(27)	60
Remeasurements of defined benefit pension plans	2,405	(671)	1,734	250	(35)	215
Currency retranslation gains/(losses)	1,237	(60)	1,177	(2,646)	56	(2,590)
Other comprehensive income	4,111	(755)	3,356	(2,232)	(5)	(2,237)

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.

Earnings per share for total operations for the twelve months were calculated as follows:

	2021	2020
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	6,049	5,581
Average number of shares (millions of share units)(a)	2,599.9	2,620.3
Combined EPS – basic (€)	2.33	2.13

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	6,049	5,581
Adjusted average number of shares (millions of share units)(a)	2,609.6	2,629.8
Combined EPS – diluted (€)	2.32	2.12

Underlying EPS
Net profit attributable to shareholders’ equity (€ million)	6,049	5,581
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	790	951
Underlying profit attributable to shareholders’ equity	6,839	6,532
Adjusted average number of shares (millions of share units)(a)	2609.6	2,629.8
Underlying EPS – diluted (€)	2.62	2.48
(a)
In the calculation of the weighted average number of share units, NV shares are included only for the period they were issued, until 29 November 2020. Following Unification (see note 1 for more information on Unification), all NV shares were cancelled and the shareholders of NV were issued PLC ordinary shares on a 1:1 ratio. Accordingly, there is no significant impact on the calculation of average number of share units.

In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.

During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2020 (net of treasury shares)	2,622.0
Net movements in shares under incentive schemes	2.0
Shares repurchased under the share buyback programme	-63.0
Number of shares at 31 December 2021	2,561.0

7 ACQUISITIONS AND DISPOSALS

In 2021, the Group completed the business acquisitions listed below. The total consideration for acquisitions in 2021 is €2,117 million (2020: €6,337 million for acquisitions completed during that year). Total consideration for 2021 disposals is €49 million (2020: €35 million for disposals completed during that year).

On 18 November 2021, the Group announced that it has entered into an agreement to sell its global Tea business (ekaterra) to CVC Capital Partners Fund VIII for €4.5 billion on a cash-free, debt-free basis with completion expected in the second half of 2022.

Deal completion date	Acquired/Disposed business
29 January 2021	Acquired 51% of Welly Health, a producer of bandages and other healthcare related items. The acquisition helps to expand our existing Health and Wellbeing portfolio.
28 May 2021	Acquired Onnit Lab Inc., a holistic wellness and lifestyle company based in the US. The acquisition complements our growing portfolio of innovative wellness and supplement brands.
2 August 2021	Acquired Paula's Choice Inc., a Prestige Skin Care company based in the U.S. The acquisition strengthens our presence in Prestige Beauty, with an established direct to consumer e-commerce business.

Paula’s Choice Acquisition
On 2 August 2021, the Group acquired 100% of the shares of Paula's Choice Inc., a U.S. based Prestige Skin Care company. The total consideration paid was €1,832 million which comprised of €1,818 million cash paid on the completion date and €14 million of deferred consideration. The provisional fair value of net assets recognised on the balance sheet is €1,223 million. Currently all balances remain provisional as we finalise our review of the asset valuations. As part of the acquisition, goodwill of €609 million has been recognized and which is not deductible for tax purposes. Since the acquisition date, the goodwill balance has increased by €37 million as a result of foreign exchange effects.

Impact of all acquisitions

Effect on consolidated income statement
The acquisition deals completed in 2021 have contributed €196 million to Group turnover and €16 million to Group operating profit since the relevant acquisition dates. If the acquisition deals completed in 2021 had all taken place at the beginning of the year, Group turnover would have been €52,637 million and Group operating profit would have been €8,738 million.

Effect on consolidated balance sheet
The following table summarises the consideration and net assets acquired for the Paula’s Choice acquisition and other acquisitions. The fair value currently used for the opening balance of the Paula’s Choice acquisition is provisional. These balances remain provisional due to outstanding relevant information about the facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.

	Paula’s Choice € million	Other acquisitions € million	Total 2021 € million
Intangible assets	1,584	160	1,744
Other non-current assets	4	4	8
Trade and other receivables	15	6	21
Other current assets(a)	48	35	83
Non-current liabilities(b)	(385)	(43)	(428)
Current liabilities(c)	(43)	(13)	(56)
Net assets acquired	1,223	149	1,372
Non-controlling interest		(14)	(14)
Goodwill	609	150	759
Total consideration	1,832	285	2,117
Of which:
Cash consideration paid	1,818	270	2,088
Deferred consideration	14	15	29
(a)
       Other current assets include inventories of €29 million and cash of €17 million in Paula's Choice, with the remaining €35 million split between cash of €14 million and inventories of €13 million in Onnit.
(b)
Non-current liabilities include deferred tax of €384 million related to Paula’s Choice.
(c)
Current liabilities include trade and other payable of €36 million in Paula’s Choice.
NCIAL INSTRUMENTS
8 SHARE-BUY BACK

On 29 April 2021 we announced a share buyback programme of up to €3 billion, which was completed on 3 December 2021. The Group has repurchased 62,976,145 ordinary shares as part of the programme which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including  transaction costs was €3,018 million which is recorded within other reserves.

9 FINANCIAL INSTRUMENTS

The Group’s Treasury team aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2021 and 2020. The Group’s cash resources and other financial assets are shown below.

€ million	31 December 2021			31 December 2020
	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,505	-	2,505	2,764	-	2,764
Short-term deposits(a)	811	-	811	2,764	-	2,764
Other cash equivalents	99	-	99	20	-	20
	3,415	-	3,415	5,548	-	5,548

Other financial assets
Financial assets at amortised cost(b)	750	208	958	468	138	606
Financial assets at fair value through other comprehensive income(c)	1	526	527	9	361	370
Financial assets at fair value through profit or loss:
Derivatives	76	52	128	59	21	80
Other(d)	329	412	741	272	356	628
	1,156	1,198	2,354	808	876	1,684
Total financial assets(e)	4,571	1,198	5,769	6,356	876	7,232
(a)
Short-term deposits typically have maturity of up to 3 months.
(b)
Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €157 million (2020: €101 million).
(c)
Included within non-current financial assets at fair value through other comprehensive income are equity investments of €521 million (2020: €356 million)
(d)
Included within current financial assets at fair value through profit or loss are highly liquid debt mutual funds. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US, an option over a non-controlling interest in a subsidiary in Hong Kong and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.
(e)
Financial assets exclude trade and other current receivables.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value		Carrying amount
	As at 31 December 2021	As at 31 December 2020	As at 31 December 2021	As at 31 December 2020
Financial assets
Cash and cash equivalents	3,415	5,548	3,415	5,548
Financial assets at amortised cost	958	606	958	606
Financial assets at fair value through other comprehensive income	527	370	527	370
Financial assets at fair value through profit and loss:
Derivatives	128	80	128	80
Other	741	628	741	628
	5,769	7,232	5,769	7,232
Financial liabilities
Bank loans and overdrafts	(402)	(411)	(402)	(411)
Bonds and other loans	(29,133)	(26,936)	(27,621)	(24,585)
Lease liabilities	(1,649)	(1,771)	(1,649)	(1,771)
Derivatives	(184)	(315)	(184)	(315)
Other financial liabilities	(277)	(223)	(277)	(223)
	(31,645)	(29,656)	(30,133)	(27,305)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 31 December 2021			As at 31 December 2020
Assets at fair value
Financial assets at fair value through other comprehensive income	6	3	518	5	3	362
Financial assets at fair value through profit or loss:
Derivatives(a)	-	289	-	-	158	-
Other	331	-	410	300	-	328
Liabilities at fair value
Derivatives(b)	-	(235)	-	-	(418)	-
Contingent consideration	-	-	(180)	-	-	(140)
(a)
Includes €161 million (2020: €78 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)
Includes €(51) million (2020: €(103) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2020. There were also no significant movements between the fair value hierarchy classifications since 31 December 2020.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2020.

10 ASSETS HELD FOR SALE

On 18 November 2021, Unilever announced that it has entered into an agreement to sell its global Tea business (ekaterra) to CVC Capital Partners Fund VIII for €4.5 billion on a cash-free, debt-free basis, with completion expected in the second half of 2022. As a result, the assets and liabilities of ekaterra have been classified as held for sale as at 31 December 2021. Following classification as held for sale, these assets and liabilities are recognised as current on the balance sheet.

	2021 ekaterra	2021 Others(a)	2021 Total	2020 Total

Property, plant and equipment held for sale (b)		2	2	17

Non-Current assets

Goodwill and intangible assets	899	2	901	1
Property, plant and equipment	425	22	447	4
Deferred tax assets	329	-	329	-
Other non-current assets	25	-	25	-
	1,678	24	1,702	5
Current assets
Inventories	258	-	258	6
Trade and other receivables	336	-	336	-
Current tax assets	11	-	11	-
Cash and cash equivalents	90	-	90	-
Other current assets	2	-	2	-
	697	-	697	6
Assets held for sale	2,375	26	2,401	28
Current liabilities
Trade payables and other current liabilities	652	-	652	1
Current tax liabilities	9	-	9	-
Financial liabilities	49	-	49	-
Provisions	8	-	8	-
	718	-	718	1
Non-Current liabilities
Pensions and post-retirement healthcare liabilities	12	-	12	-
Financial Liabilities	31	-	31	-
Other non-current liabilities	2	-	2	-
Deferred tax liabilities	57	-	57	-
	102	-	102	-
Liabilities held for sale	820	-	820	1
(a)
 In 2021, other disposal groups include assets related to the disposal of the Calve and Baltimore brands in Russia. We reversed the held for sale position of a number of small Beauty and Personal Care brands in the second half of 2021.
(b)
 In 2020, disposal groups held for sale related to manufacturing assets.

11 DIVIDENDS AND SHARE BUYBACKS

The Board has declared a quarterly interim dividend for Q4 2021 of £0.3602 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 8 February 2022.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£ 0.3602
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€ 0.4268
Per Unilever PLC American Depositary Receipt:	US$ 0.4873

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on

8 February 2022.

US dollar cheques for the quarterly interim dividend will be mailed on 22 March 2022 to holders of record at the close of business on 25 February 2022.

The quarterly dividend calendar for the remainder of 2022 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q4 2021 Dividend	10 February 2022	24 February 2022	25 February 2022	22 March 2022
Q1 2022 Dividend	28 April 2022	19 May 2022	20 May 2022	16 June 2022
Q2 2022 Dividend	26 July 2022	4 August 2022	5 August 2022	1 September 2022
Q3 2022 Dividend	27 October 2022	17 November 2022	18 November 2022	9 December 2022

Unilever will commence a share buyback programme of up to €3 billion, in one or more tranches, to be completed by the end of 2023. The programme is expected to be commence during the first quarter of 2022. Any share buyback tranche commenced after Unilever’s 2022 AGM will be dependent on receipt of the relevant AGM authority. A further announcement will be provided before Trading begins.

12 EVENTS AFTER THE BALANCE SHEET DATE

On 25 January 2022, Unilever announced changes to its organisational model to make it simpler and more category focused. The company will move away from its current matrix structure and will be organised around five distinct Business Groups: Beauty & Wellbeing, Personal Care, Home Care, Nutrition, and Ice Cream. Each Business Group will be fully responsible and accountable for their strategy, growth, and profit delivery globally.  We expect the new structure to be fully operational from the middle of the year. All costs related to setting up the new organisation will be managed within the existing restructuring investment plans of €2 billion across 2021 and 2022.